RECD S.E.C.

FEB 28 2005

1086

05038007

SECUR... ...SION
Washing...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 42750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P.

OFFICIAL USE ONLY
27829
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 DATURA STREET
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W. DENTON 561-833-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44TH ST, SUITE 1100 (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DONALD W. DENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNERS, L.P., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

Notary Public

Signature

General Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Internal control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

Audited Financial Statements

For the Year Ended December 31, 2004

SIDNEY W. AZRILIANT, CPA, P.C.

INDEX

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 25, 2005

Independent Auditor's Report

The Partners
CHILIAN PARTNERS L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2004 and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS L.P. as of December 31, 2004, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A

CHILIAN PARTNERS L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash and Equivalents	$ 2,732
Securities at market value (Notes 1)	5,228,523
Accrued interest & dividends	3,788
Due from Broker-Clearance Account	3,758,214
TOTAL ASSETS	$ 8,993,257
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Securities sold but not yet purchased (Note 2)	$1,995,500
Partners' Capital Accounts	6,997,757
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$8,993,257

The accompanying notes are an integral part of these financial statements.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT B

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Gross Income	
Net security dealer trading losses	
Marked to market	$297,002
Dividend income	3,970
Total Gross Income	300,972
Expenses	
Insurance	836
Management Fees- General Partner (Notes 3 and 4)	134,383
Miscellaneous expenses	246
Professional fees	18,439
Taxes	2,161
Regulatory Fees and Assessments	4,719
Total Expenses	160,784
NET PROFIT	$140,188

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Limited Partners	General Partners	Total
Balance- January 1, 2004	$2,357,844	$4,527,090	$6,884,934
Net Profit (Exhibit B)	25,730	114,458	140,188
Capital contributed by partners	-	224,000	224,000
Withdrawal by partners	(222,000)	(29,365)	(251,365)
BALANCE - **December 31, 2004**	**$2,161,574**	**$4,836,183**	**$6,997,757**

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Increase to cash	Decrease to cash	
Cash increase from operating activities			
Net Profit (Exhibit B)			$140,188
Adjustment to reconcile net income to net cash by operating activities:			
Net change in assets and liabilities for year:			
Decrease in securities at market value	$1,575,918		
Increase in accrued interest And dividends receivable		$ 3,527	
Increase in securities sold But not yet purchased	1,995,500		
Increase in due from broker		3,680,922	
	$3,571,418	$3,684,449	(113,031)
Increase in cash from operations			27,157
Cash flows from financing activities:			
Net cash withdrawals by partners – Exhibit "C"			(27,365)
NET DECREASE IN CASH			($ 208)

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. Securities and commodities transactions of the Partnership are recorded on a trade date basis.

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Intangible assets have been fully amortized, using an estimated useful life of five years.

The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet purchased.**
Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$3,811,023	$1,995,500
Corporate bonds	1,417,500	

3. **Management Fees**
Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2004 the general partner did receive an incentive management fee of $1,782.

5. **Income Taxes**
Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

SIDNEY W. AZRILIANT, CPA, P.C.

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

Computation of Net Capital
At December 31, 2004

Ownership equity as per Statement of Financial Condition and Net Capital before non-allowable assets and haircuts on Security positions	$6,997,757
Haircut on Securities	1,134,617
NET CAPITAL PER PART IIA - PAGE 7	$5,863,140

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 25, 2005

NASD Regulation Inc./Systems Support
9509 Key West Ave
4th Floor
Rockville, MD 20850
Att: Ms. Eleanor Sabalbaro

Re: Chilian Partners, L.P.
Audit at 12/31/04

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2004 nor the prior year, December 31, 2003; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 25, 2005

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS L.P. for the year ended December 31, 2004. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2004 has been paid

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-042750 NASD DEC

CHILIAN PARTNERS LP
324 DATURA STREET STE 206
WEST PALM BEACH, FL 33401

Form SIPC-4 FY 2005

(17-REV. 12/04)

ASSESSMENT - FY 2005	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	$150.00

x [signature] 1/7/05
Authorized Signature/Title Date

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈00000004⑈ ⑆000042750⑆ 0000 2005⑈

Form SIPC-4 FY 2005

8-042750 NASD DEC

CHILIAN PARTNERS LP
324 DATURA STREET STE 206
WEST PALM BEACH, FL 33401

ASSESSMENT - FY 2005	$150.00
INTEREST DUE (Instructions Below)	
BALANCE DUE (Check Enclosed)	150.00

pd 1/7/05 #1357

Instructions to Broker Dealer.

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as o January 1, 2005, no later than January 30, 2005. Persons who become SIPC members after January 1, 2005 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

A. Assessment. Each SIPC member's assessment for the calendar year 2005 or any portion thereof is $150.00

B. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not bee received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition t the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

C. Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 25, 2005

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners L.P. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

FOCUS

Close Form | Calculate | Validate | Finish | Download | Print Preview | Help

Part IIA
17a-5(a) Quarterly
December 2004

Validated

Validation Results

Errors - 0
Warnings - 0

User Id: TPARAVATI CHILIAN PARTNERS, L.P. Firm Id: 27829

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: CHILIAN PARTNERS, L.P. [0013]

SEC File Number: 8- 42750 [0014]

Address of Principal Place of Business: 324 DATURA STREEET [0020]

Firm ID: 27829 [0015]

WEST PALM BEACH [0021] FL [0022] 33401 [0023]

For Period Beginning 10/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DONALD W. DENTON, GENERAL PART [0030] Phone: (561)833-2700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

[Close Form] [Calculate] [Validate] [Finish] [Download] [Print Preview] [Help]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: CHILIAN PARTNERS, L.P. [0013]

SEC File Number: 8- 42750 [0014]

Address of Principal Place of Business: 324 DATURA STREEET [0020]

WEST PALM BEACH [0021] FL [0022] 33401 [0023]

Firm ID: 27829 [0015]

For Period Beginning 10/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DONALD W. DENTON, GENERAL PART [0030] Phone: (561) 833-2700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ◌ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	2,732 [0200]		2,732 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	3,758,214 [0295]		
	B. Other	[0300]	[0550]	3,758,214 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	5,228,523 [0424]		
	E. Spot commodities	[0430]		5,228,523 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	3,788 [0535]	[0735]	3,788 [0930]
12. TOTAL ASSETS	8,993,257 [0540]	0 [0740]	8,993,257 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		1,995,500 [1360]	1,995,500 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	1,995,500 [1450]	1,995,500 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners 6,997,757 [1020])	6,997,757 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	6,997,757 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	8,993,257 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2004 [3932] Period Ending 12/31/2004 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	1,054,415 [3949]
	c. **Total gain (loss)**	1,054,415 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	1,054,415 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		31,476 [4100]
16.	Total expenses		31,476

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		1,022,939 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		1,022,939 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-82,690 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☑ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			6,997,757 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			6,997,757 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			6,997,757 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		0 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			6,997,757 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

Investor protection. Market integrity. NASD

Close Form | Validate | Finish | Download | Print Preview | Help

FOCUS

Schedule I
December 2004

Validated

Validation Results

Errors - 0
Warnings - 0

Schedule I

User Id: TPARAVATI **CHILIAN PARTNERS, L.P.** **Firm Id: 27829**

SCHEDULE I

Report for period beginning 01/01/2004 [8005] and ending 12/31/2004 [8006]

SEC File Number: 42750 [8011]

Firm ID: 27829

1. Name of Broker Dealer: CHILIAN PARTNERS, L.P. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (●) No ( ) [80:

4. Respondent is registered as a specialist on a national securities exchange: Yes ( ) No (●) [80:

5. Respondent makes markets in the following securities:
   - (a) **equity securities** Yes ( ) No (●) [80:
   - (b) **municipals** Yes ( ) No (●) [80:
   - (c) **other debt instruments** Yes ( ) No (●) [80:

6. Respondent is registered solely as a municipal bond dealer: Yes ( ) No (●) [80:

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ◉ [80:

8. Respondent carries its own public accounts: Yes ○ No ◉ [80

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts + [80

(b) Omnibus accounts [80

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [80

11. Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only) ☐ [80

(b) Self Clearing ☐ [80

(c) Omnibus ☐ [80

(d) Introducing ☐ [80

(e) Other ☐ [80

(f) Not Applicable ☑ [80

12. Yes ○ No ◉ [81

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American ☐ [81

(2) Boston ☐ [81

(3) CBOE ☐ [81

(4) Midwest ☐ [81

(5) New York ☐ [81

(6) Philadelphia ☐ [81

(7) Pacific Coast ☐ [81

(8) Other ☐ [81

13. Employees:

(a)	Number of full-time employees	+ 2 [81(
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	+ 2 [81(
14.	Number of NASDAQ stocks respondent makes market	+ 0 [81(
15.	Total number of underwriting syndicates respondent was a member	+ 0 [81(
16.	Number of respondent's public customer transactions:	Actual ◯ [8105] Estimate ◯ [8106] N/A (
(a)	equity securities transactions effected on a national securities exchange	+ [81(
(b)	equity securities transactions effected other than on a national securities exchange	+ [81(
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	+ [81(
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes ◉ No ◯ [81·
18.	Number of branch officies operated by respondent	+ 0 [81·
19.		Yes ◯ No ◉ [81:
(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	
(b)	Name of parent or affiliate	[81:
(c)	Type of institution	[81:
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ◯ No ◉ [81·
21.		Yes ◯ No ◉ [81·
(a)	Respondent is a subsidiary of a registered broker-dealer	
(b)	Name of parent	

[81·

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◯ No ◉ [81·

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ◯ No ◉ [81·

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — + 0 [81·

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [81!

[Close Form] [Validate] [Finish] [Download] [Print Preview] [Help]